Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Presidio, Inc. of our report dated September 26, 2016, except for the disclosure of the common stock split as described in Note 1, and the related impact on shares, stock options and per share data as disclosed in Notes 2, 15, 16 and Schedule I, as to which the date is February 24, 2017, relating to the consolidated financial statements and financial schedules of Presidio, Inc. appearing in the Registration Statement (No. 333-214755) on Form S-1 as amended and the related prospectus of Presidio, Inc.

/s/ RSM US LLP

March 13, 2017